Filing by Luxottica Group S.p.A. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File No.: 001-10421

March 3, 2017

This transcript may contain forward-looking statements. Such forward-looking statements are inherently uncertain and are subject to a variety of significant business, economic and competitive risks, many of which Luxottica may be unaware of or unable to control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the proposed combined Essilor International and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements.  Forward-looking statements are not guarantees of future performance.

Set forth below are excerpts from Luxottica Group S.p.A.’s conference call to review the fourth quarter and full year financial results held on March 2, 2017, which excerpts relate to the proposed combination of Luxottica and Essilor International announced on January 16, 2017:

EXCERPT 1:

Massimo Vian — Luxottica Group  — CEO for Product and Operations

…. So, where will Luxottica be tomorrow? We’ll be building the eyewear company of the future, either on our own or, or much better, as a combined entity…But, as a combined entity, we will strengthen the offer for eyecare professionals and end consumers, in other words coupling brand management with eyecare, thus, adding a crucial pillar to our business model to complete the vertical integration. Over €16 billion in sales for the combined entity, if we put together 2016 sales for Luxottica and Essilor. This is of course the direction we’re heading in. The combination will allow us to put our foot on the gas and accelerate our vision of producing the complete pair of frames and lenses together with the most perfect fit and the shortest delivery time to better serve our wholesale customers and our end consumers.

This can be a game changer for consumers, that have been hungry for excellence and innovation.

EXCERPT 2:

Massimo Vian — Luxottica Group  — CEO for Product and Operations

In terms of our relationship with Essilor, everything is absolutely on time and in line with the process. But of course, as we already said, we are not going to comment much further during this call, other than sharing all Luxottica Group’s enthusiasm for what could be a new fantastic opportunity ahead.

EXCERPT 3:

Chiara Battistini — J.P. Morgan

Hi, thank you for taking my questions…. And then I appreciate you won’t talk about the Essilor combination today, but I was just wondering what has been the initial reaction from your main wholesale customers to this combination please? Thank you.

Paolo Alberti  — Luxottica Group  — President Wholesale

In all honesty, I think that a lot of our customers already use Essilor, so actually for them it has two advantages. One is that they are going to have to buy less stock from us, because the stock of the frames will be where the lenses are. So, it’s actually a way of getting an advantage for them without getting into STARS. The other advantage for them is that they will be able to give their customers faster and better service. And finally, the fact that they can do all this with Ray-Ban lenses and Oakley lenses - that can go through the Essilor knowledge and technology - may give them that last and strongest advantage of all. So, in general, we expect very good reactions to this possible merger coming up in the next few years. Obviously, right now, nothing changes in the short-term; I think in the short-term the only thing that they are happy about is the offer of Ray-Ban lenses made by us.

EXCERPT 4:

Julian Easthope — Barclays

Hi, good morning everyone, just a couple of questions... And just going back, I think Elena Mariani asked a question about Capex, whether or not some of your Capex plans might have changed, following the decision to merge. In particular, you have opened up some lens labs: I just want to know how that sort of feels throughout the organization, when you’ve got a pending deal, but it is not anywhere near guaranteed going through — how do you actually manage the business in that environment? Thank you.

Massimo Vian — Luxottica Group  — CEO for Product and Operations

Regards to Capex absolutely no changes compared to what has been decided for 2017, and you gave me the opportunity to stress the fact that, you know, all our core assets in Essilor and Luxottica regarding investments in infrastructure complement each other perfectly, so of course, the timing of the potential combination is, I would say, perfect because there will be a complete overlap of our points of strength and their points of strength, and for what is regarding the hub strategy, again it is something that definitely we keep pursuing, definitely for our stores, and as you all know also Essilor was pursuing for wholesale distributors. And they have no direct retail. So then again it is a perfect match, is like a puzzle with two pieces that exactly come together. So how we will manage in the future the lab operations, we will see clearly some synergies, we will add more on know-how using Essilor know-how on lenses and Luxottica know-how on final assembly and definitely logistics distribution.

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Forward Looking Statements

This transcript includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International and Luxottica Group (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in this transcript concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Luxottica’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Luxottica’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Luxottica cautions investors that any forward-looking statements made by Luxottica are not guarantees of future performance. Luxottica disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This transcript does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. This transcript should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, (A) Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents and (B) Luxottica intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN

IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16. The solicitation/recommendation statement, when filed, may also be obtained free of charge from Luxottica’s website at www.luxottica.com or by contacting Luxottica’s Investor Relations team at +33 (02) 8633 4870/InvestorRelations@luxottica.com.